EXHIBIT 99.1

FOR IMMEDIATE RELEASE
JULY 30, 2003

LJ International Inc. Expects Positive Swing of $0.90 in EPS and
Continued Revenue Growth for Second Quarter of 2003;
Company Also Raises Full-Year Revenue Guidance

HONG KONG and LOS ANGELES – July 30, 2003 – LJ International Inc. (Nasdaq/NM: JADE), a leading designer, marketer and distributor of a full range of fine jewelry, today announced that it expects its revenue and earnings to continue their trend of accelerating growth in the second quarter of 2003, ended June 30. The Company today also raised its full-year revenue guidance from its previously reported $46 million to over $50 million, an increase of nearly 9%.

Expected Second Quarter Positive Results Sets Platform for Accelerated Growth for Second Half Fiscal 2003

For the second quarter, the Company expects it will report revenues between $10.5 million to $12.0 million, an increase of between 11% to 26% over the $9.5 million reported during the same period last year. Projected net income is expected to range between $120,000 to $200,000, or $0.01 to $0.02 per diluted share, respectively, compared to a loss of $(7.7 million), or $(0.89) per diluted share, in the same period last year. This represents a positive year-over-year swing in earnings of at least $0.90 per diluted share and has returned the Company to its historical consistent record of growing revenues and earnings.

Second Quarter results will be announced during the week of August 10, 2003. The Company indicated it would provide guidance for the third quarter at that time as well.

Chairman and CEO Yu Chuan Yih commented, “Our expected results for the second quarter clearly indicate that LJI is returning to the growth trajectory we were on in our first several years as a publicly-traded company, before 9-11, war fears and the worldwide slump hit the jewelry markets. Both sales and profit figures for the second quarter and the recent success at the JCK Jewelry Show in Las Vegas confirm that demand for our products is accelerating in all of our product lines. We are also beginning to see the initial success of our move in the past two years toward branded sales and greater diversification in both products and marketing channels, particularly with the major home shopping networks in the U.S., some of which have already placed initial orders, which we expect to announce shortly.”

- more -

LJ International

Strong Performance at Las Vegas Show

During the second quarter, LJI announced that it had booked $15 million in early orders for Christmas from new and existing clients at the JCK Jewelry Show in Las Vegas. LJI was one of the largest international exhibitors at the convention. Also in the second quarter, it announced that it received U.S. trademark rights; extending 10 years, to the recently discovered Brazilian plum rose-colored gem “Rosenite Garnet.”

About LJ International Inc.

Based in Hong Kong with a 100,000 square foot facility in China, LJ International Inc. (Nasdaq: JADE — News) is one of the world’s leading fine jewelry companies, which has been built on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes mainly to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.

For more information on LJI, go to its Web site at http://www.ljintl.com .

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION:

AT LJ INTERNATIONAL INC	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-981-5300
betty@ljintl.com	htajyar@irintl.com

# # #